Exhibit 12.1

Six Flags Entertainment Corporation
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(Amounts in thousands)	2016		2015		2014		2013		2012
Earnings:
Income from continuing operations	$156,727		$192,855		$113,489		$156,324		$395,766
Income tax expense (benefit)	76,539		70,369		46,522		47,601		(184,154)
Interest Expense	82,377		76,205		73,057		75,044		47,444
Loss on debt extinguishment, net	2,935		6,557		—		789		587
Estimated interest component of rental expense	3,476		3,133		3,153		3,298		3,126
Adjusted earnings	$322,054		$349,119		$236,221		$283,056		$262,769

Fixed Charges:
Interest Expense	$82,377		$76,205		$73,057		$75,044		$47,444
Estimated interest component of rental expense	3,476		3,133		3,153		3,298		3,126
Total fixed charges	$85,853		$79,338		$76,210		$78,342		$50,570

Ratio of earnings to fixed charge	3.8	x	4.4	x	3.1	x	3.6	x	5.2	x

Excess	$236,201		$269,781		$160,011		$204,714		$212,199